September 16, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Kevin Woody, Branch Chief

RE:	Marriott Vacations Worldwide Corporation

Form 10-K for the fiscal year ended December 28, 2012

Filed February 22, 2013

File No. 1-35219

Dear Mr. Woody:

On behalf of Marriott Vacations Worldwide Corporation (“Marriott Vacations Worldwide,” “we,” “us” or “our”), this letter responds to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated September 5, 2013, that sets forth the comments of the Staff regarding our filing referenced above. The Staff’s comments are set forth below, followed by our related responses. If you have further questions, we would be pleased to discuss the responses with you at your convenience.

Comment #1:

4. Financial Instruments, page F-25

Please disclose the criteria used by management in assessing which vacation ownership notes receivable that they believe will ultimately be securitized in allocating between those that are eligible and those that are not eligible for securitization.

Response to Comment #1:

Due to factors that impact the general marketability of our vacation ownership notes receivable, as well as current market conditions, we bifurcate our vacation ownership notes receivable at each balance sheet date into those eligible and not eligible for securitization using criteria applicable to current securitization transactions. Such factors with respect to each vacation ownership note receivable include whether or not we have received the first payment due from the borrower, the credit score of the borrower, delinquency of the vacation ownership note receivable, the jurisdiction in which the collateral (for example, the underlying real estate or vacation ownership interest) is located, the currency in which the vacation ownership note receivable is denominated and other similar factors which impact the demands from investors in securitization transactions or the cost to effectively securitize the vacation ownership notes receivable.

United States Securities and Exchange Commission

September 16, 2013

In future filings, beginning with our Form 10-Q for the quarterly period ended September 6, 2013, we will disclose the aforementioned criteria used by management in assessing the eligibility of vacation ownership notes receivable for securitization.

Comment #2:

16. Impairment Charges, page F-40

We note your disclosure related to the $324 million impairment charge taken during 2011 which indicates that this charge related to management’s plan to accelerate cash flow through monetization of certain excess undeveloped land in the U.S., Mexico and the Bahamas and to accelerate sales of excess built luxury fractional and residential inventory. Given the above explanation, please tell us why the majority of the impairment charge was incurred in the corporate and other business segment.

Response to Comment #2:

We typically purchase undeveloped land in order to develop it as a resort, in which we then sell vacation ownership interests. At the time we purchase undeveloped land, we record it as an asset in the reportable segment for which we intend to develop it. We do not purchase undeveloped land on a speculative basis; however, we may dispose of undeveloped land if we no longer intend to develop it.

When we chose to pursue a disposition strategy for certain undeveloped and partially developed land, we reclassified this land from the reportable segments to the corporate and other category because it no longer related to the operations of a particular segment. The impairment charges recorded during 2011 in the corporate and other category were related to undeveloped and partially developed land.

Comment #3:

Form 10-Q for the Quarterly Period Ended June 14, 2013

Restatement of Prior Financial Statements

We note your disclosure related to the adjustments to correct prior period errors and your conclusion that the identified misstatements are not material to individual prior period financial statements. Please provide a complete materiality analysis related to the impact of these errors and management’s basis for correcting the errors in future periodic reports. Within your response, please ensure you address the errors effects on the consolidated statements of operations, specifically.

Response to Comment #3:

When we identified the documentation issue resulting in misstatements in our consolidated financial statements during the second quarter of 2013, we evaluated the errors using the guidance set forth in Staff Accounting Bulletin 99, Materiality (“SAB 99”), which indicates that both quantitative and qualitative factors should be considered when assessing whether errors are material to the financial information. As disclosed in our Form 10-Q for the quarterly period ended June 14, 2013 (the “June 2013 10-Q”), we concluded that the errors were not material to our individual prior period consolidated financial statements; however, the cumulative correction of the prior period errors would be material to our current year consolidated financial statements. The discussion below highlights key elements included in the contemporaneous documentation of our materiality assessment supporting our conclusion that the errors were not material to the consolidated financial statements previously filed with the Commission.

United States Securities and Exchange Commission

September 16, 2013

Background

During the course of an internal review of certain sales documentation processes related to the sale of certain vacation ownership interests in properties associated with our Europe segment, we determined that the documentation we provided for certain sales of vacation ownership products was not strictly compliant. As a result, in accordance with applicable European regulation, the period of time during which purchasers of such interests may rescind their purchases was extended. We record revenues from the sale of vacation ownership products once the rescission period has ended. Originally, we recorded revenues from these sales of vacation ownership products based on the rescission periods in effect assuming compliant documentation had been provided to the purchasers rather than the extended periods. This documentation issue was limited to sales documentation provided to purchasers of certain interests in properties associated with our Europe segment. We took corrective measures and compliant documentation is now being provided to purchasers. In addition, we provided compliant documentation to purchasers for whom the extended rescission period had not yet expired, and as a result the extended rescission period for most of the purchases at issue ended during the second quarter of 2013.

While a small number of owners took advantage of the extended rescission periods to rescind their purchases (resulting in a cumulative impact on income before income taxes of $1 million), the vast majority of impacted purchasers did not rescind their original contracts, and during and after the extended rescission period were using their occupancy or exchange options, paying their maintenance fees, and paying their mortgages.

In addition, our assessment of materiality included the impact of previously identified, but immaterial, unrecorded adjustments related to deferred tax balances and other miscellaneous items.

Quantitative Assessment

Our quantitative review considered the impact of the errors on total revenues (including revenue from the sale of vacation ownership products), total expenses, income before income taxes, and net income, in each case on a consolidated basis, for the relevant periods, as shown in the following table:

($ in millions)	2012				2011				2010
	As Previously Reported	Adjustment	As Restated	% of Restated	As Previously Reported	Adjustment	As Restated	% of Restated	As Previously Reported	Adjustment	As Restated	% of Restated

Sale of vacation ownership products	$627	$(9)	$618	–1%	$634	$(7)	$627	–1%	$635	$(6)	$629	–1%
Cost reimbursements	362	—	362	0%	331	18	349	5%	318	14	332	4%
TOTAL REVENUES	1,648	(9)	1,639	–1%	1,613	11	1,624	1%	1,584	8	1,592	1%

Cost of vacation ownership products	205	(2)	203	–1%	242	(3)	239	–1%	245	(2)	243	–1%
Marketing and sales	330	(1)	329	0%	342	(1)	341	0%	344	(1)	343	0%
Cost reimbursements	362	—	362	0%	331	18	349	5%	318	14	332	4%
TOTAL EXPENSES	1,623	(3)	1,620	0%	1,833	14	1,847	1%	1,496	11	1,507	1%

INCOME BEFORE INCOME TAXES	37	(6)	31	–19%	(214)	(3)	(217)	1%	112	(3)	109	–3%
Provision for income taxes	(21)	(3)	(24)	13%	36	9	45	20%	(45)	(5)	(50)	10%
NET INCOME	16	(9)	7	–129%	(178)	6	(172)	–3%	67	(8)	59	–14%

Impact on the Results for the Year Ended December 28, 2012

The impact of the errors to income before income taxes and net income reflected in the table above was significant as a percentage of these metrics for 2012 because we were near break-even for the year. This resulted from $57 million of pre-tax charges related to costs incurred in connection with our spin-off from Marriott International, Inc. (“Marriott International”) and litigation settlement charges. As a result, we placed significantly less reliance on the error amounts as a percentage of income before income taxes and net income, consistent with the concepts discussed in “Remarks Before the 2006

United States Securities and Exchange Commission

September 16, 2013

AICPA National Conference on Current SEC and PCAOB Developments” by Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance. In this discussion, Mr. Hardiman states that a large error may be immaterial in certain circumstances, including when the company has a break-even year. We also considered the impact of the errors on other line items of the Consolidated Statement of Operations, such as total revenues. Our income before income taxes as restated was less than 2 percent of total revenues and our net income as restated was less than 1 percent of our total revenues. Because the impact of the errors on these line items was so small, we concluded that the impact is not quantitatively material to the users of the consolidated financial statements. We also concluded that the impact to each individual financial statement line item is not quantitatively material.

Impact on the Results for the Years Ended December 30, 2011 and December 31, 2010

As a result of our spin-off in November 2011, the value to users of the financial statements of information concerning our results of operations for periods prior to that date is extremely limited as this information does not represent the ongoing operations of our company as a stand-alone publicly traded company. In particular, the value of this information is limited due to the “carve-out” adjustments included in the historical consolidated financial statements, the fact that the spin-off occurred during the fourth quarter of 2011, the changes in our capital structure implemented in connection with the spin-off, the significant expense we incurred in becoming a separate publicly traded company, the large impairment charge we recorded in 2011 discussed in Comment #2 above, and higher income tax rates resulting from the timing of foreign losses. Therefore, we do not believe the impact of the restatement is quantitatively material to the users of the consolidated financial statements for these periods.

Qualitative Assessment

An assessment of materiality requires that one view the facts in the context of the surrounding circumstances. In the context of a misstatement of a financial statement item, such surrounding circumstances include not only the quantitative measurement of the misstatement, but also the factual context in which the user of the consolidated financial statements views the financial statement item. When evaluating the materiality of an omission or misstatement, one must consider whether the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the misstatements.

The key users of our consolidated financial statements are the investment community (including shareholders and financial analysts), Standard & Poor’s (which assigns our corporate credit rating) and our lenders.

Impact on Non-GAAP Financial Measures

As noted above, as a result of our spin-off from Marriott International in November 2011, the comparability of our current financial information to our historical financial data is extremely limited. As a result, to better understand and analyze our ongoing core operations and to better compare our performance to that of our competitors, we believe the users of our consolidated financial statements rely more heavily on financial measures we provide that are not in accordance with generally accepted accounting principles in the United States (“GAAP”) than on our GAAP reported financial information.

United States Securities and Exchange Commission

September 16, 2013

The non-GAAP financial measures that users of our financial information rely on include:

•	“Adjusted EBITDA, as adjusted,” which is defined as earnings before non-consumer financing interest expense, income taxes, and depreciation and amortization, as adjusted for organizational and separation related costs in connection with our spin-off from Marriott International, the impact of the restatement of prior period financial statements and certain other charges (such as severance, impairment and litigation);

•	“Adjusted Development Margin Percent,” which is defined as development margin (revenue from the sale of vacation ownership products less cost of vacation ownership products and marketing and sales expenses) divided by revenue from the sale of vacation ownership products, as adjusted for the impact of revenue reportability and certain other charges; and

•	“Adjusted Free Cash Flow, as adjusted,” which is defined as free cash flow (net cash provided by operating activities, less capital expenditures for property and equipment and changes in restricted cash), as adjusted for proceeds from securitization transactions net of repayments, and organizational and separation related and certain other charges.

The impact of the misstatements on these non-GAAP financial measures is as follows:

•	The impact on Adjusted EBITDA, as adjusted, was reduced by 4 percent for 2012 and 3 percent for each of 2011 and 2010;

•	Adjusted Development Margin Percent was not impacted because this metric already excludes the impact of revenue reportability (revenue reportability adjusts for contract sales for which the rescission period has not expired); and

•	Adjusted Free Cash Flow, as adjusted, was not impacted because reported cash flow was not impacted for the periods presented.

Impact of Extended Rescission Periods

As discussed above in the “Background” section, the restatement resulted from the documentation provided to purchasers for certain sales of vacation ownership interests in our Europe segment not being strictly compliant. As a result, the period of time during which purchasers of such interests were entitled to rescind their purchases was extended. However, only a small number of owners took advantage of the extended rescission periods to rescind their purchases (resulting in a cumulative impact on income before income taxes of $1 million). We believe this impact is immaterial.

Qualitative Factors Identified by the Commission

The Commission has identified several qualitative factors that should be considered in determining whether a misstatement is material. As discussed below, a review of these factors supports our determination as follows:

Factor #1 - Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement arises from an item capable of precise measurement.

United States Securities and Exchange Commission

September 16, 2013

Factor #2 - Whether the misstatement masks a change in earnings or other trends.

The misstatement does not mask a change in earnings or other trends.

Factor #3 - Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The misstatement does not hide a failure to meet analysts’ expectations.

Factor #4 - Whether the misstatement changes a loss into income or vice versa.

The misstatement does not change a loss into income or vice versa.

Factor #5 - Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

The misstatement does not impact a segment that plays a significant role in our operations or profitability. Our Europe segment is a small part of our operations as a whole. The Europe segment’s contribution for fiscal year 2012 included:

•	5 of our total 64 properties;

•	7 percent of total company contract sales; and

•	7 percent of total revenue from sale of vacation ownership products.

Further, we have provided clear communication before and after the spin-off from Marriott International regarding our intent to wind-down development activity in the Europe segment. The majority of information that we provide to the users of our financial statements focuses on the results of our company as a whole and of our North America segment. We believe such information is the most relevant information for the users of our consolidated financial statements.

Factor #6 - Whether the misstatement affects the registrant’s compliance with regulatory requirements.

The misstatement identified was a result of the documentation in connection with certain sales in the European Union not being strictly compliant. We identified the non-compliance and immediately took action to remediate the non-compliance. No regulatory involvement has occurred to date.

Factor #7 - Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The misstatement does not have any impact on loan covenants or other contractual requirements.

Factor #8 - Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Because sales were recognized in 2012 that should not have been recognized until a later time, the misstatement increased company-wide management compensation by an immaterial amount in 2012. Management compensation for 2013 will exclude what would otherwise have been the positive impact of the recognition of these revenues in 2013.

United States Securities and Exchange Commission

September 16, 2013

Factor #9 - Whether the misstatement involves concealment of an unlawful transaction.

The misstatement does not involve a concealment of an unlawful transaction.

Impact of Restatement on an Amendment to our Revolving Corporate Credit Facility

Between the dates when we identified the non-compliant documentation for certain sales in the Europe segment and filed our June 2013 10-Q, we were also in the process of amending our revolving corporate credit facility to, among other things, relax certain covenant ratios in our favor. The amendment was entered into on June 12, 2013, in advance of filing the June 2013 10-Q. In connection with this amendment, we confidentially disclosed the European documentation issue and its quantitative impact on our previously issued consolidated financial statements to our lenders. Based on our conversations regarding the restatement with our lenders, and the fact that the lenders proceeded to finalize and execute the amendment to the credit facility as we requested, we believe that the lenders did not consider the matter to be material.

Impact of Restatement on our Corporate Credit Rating

The credit rating assigned to our company by Standard & Poor’s was not changed following the restatement. Based on our discussions with Standard & Poor’s, we do not believe that they considered the restatement to be material.

Events Occurring Subsequent to the Filing of our Form 10-Q for the Quarterly Period Ended June 14, 2013

After we file our periodic reports, certain members of management typically discuss our performance during our earnings call. Financial analysts that issue reports on Marriott Vacations Worldwide typically distribute reports on our quarterly performance. The analyst reports issued after we filed our June 2013 10-Q contained limited discussion of the restatement. Based on the reports and conversations we had with the financial analysts and investors, the analysts and investors with whom we spoke did not appear to consider the restatement to be material.

Conclusion

SAB 99 requires both quantitative and qualitative consideration of materiality. The determination of materiality requires a significant amount of judgment and we have concluded on the basis of our analysis that a reasonable individual relying on the previously filed consolidated financial statements would not have been influenced by the inclusion or correction of the misstatement. The errors are, therefore, not material to the consolidated financial statements previously filed with the Commission.

As you requested, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosures in our filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

United States Securities and Exchange Commission

September 16, 2013

We hope you find that this response answers the Staff’s questions, but please contact me at (407) 206-6334 if you have any further questions or would like to discuss our response.

Sincerely,

/s/ John E. Geller, Jr.
John E. Geller, Jr.
Executive Vice President and Chief Financial Officer